Excution Copy

ACQUISITION SUPPORT AGREEMENT

between

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CRCC-TONGGUAN INVESTMENT CO., LTD.

- and –

CORRIENTE RESOURCES INC.

December 28, 2009

- i -

- ii -

10.8	Contra Proferentum	42
10.9	No Third Party Beneficiaries	42
10.10	Entire Agreement	42
10.11	Assignment	43
10.12	Governing Law	43
10.13	Time of Essence	43
10.14	Counterparts	43

- iii -

Schedule A	- Conditions of the Offer

Schedule B	- Representations and Warranties of Tongling, CRCC and the Offeror

Schedule C	- Representations and Warranties of the Company

                         THIS ACQUISITION SUPPORT AGREEMENT made as of the 28th day of December, 2009.

B E T W E E N :

TONGLING NONFERROUS METALS
GROUP HOLDINGS CO., LTD.
a company existing under the laws of
the People's Republic of China,

(hereinafter called "Tongling")

CHINA RAILWAY CONSTRUCTION
CORPORATION LIMITED
a company existing under the laws of
the People's Republic of China,

(hereinafter called "CRCC")

CRCC-TONGGUAN INVESTMENT
CO., LTD.
a company existing under the laws of
the People's Republic of China,

(hereinafter called "CRCC-Tongguan")

– and –

CORRIENTE RESOURCES INC.,
a corporation existing under the laws of the
Province of British Columbia, Canada

(hereinafter called the "Company")

                         WHEREAS Tongling and CRCC are the sole shareholders of CRCC-Tongguan, together holding 100% of the equity of CRCC-Tongguan;

                         AND WHEREAS CRCC-Tongguan (the "Offeror") wishes to acquire all of the common shares of the Company, including common shares issued on the exercise or exchange of Options (as hereinafter defined) (the "Shares") and the Offeror is prepared to make the Offer (as hereinafter defined) on the terms and subject to the conditions contained herein;

                         AND WHEREAS contemporaneously herewith, CRCC-Tongguan has entered into a lock-up agreement (each, a "Lock-Up Agreement") with each of the Locked-Up Shareholders (as hereinafter defined) pursuant to which, among other things, each Locked-Up Shareholder agreed to tender to the Offer (as hereinafter defined) all of the Shares held by it, on the terms and subject to the conditions set forth in the Lock-Up Agreement;

                         AND WHEREAS the board of directors of the Company, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to the Shareholders (as hereinafter defined) and that the Offer is in the best interests of the Company and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer;

                         NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the respective covenants and agreements of the parties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
 INTERPRETATION

1.1                   Definitions

                         In this Agreement (as defined below), unless the context otherwise requires, the following terms shall have the respective meanings set out below, and grammatical variations of such terms shall have the corresponding meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than the Offeror or any of its Affiliates) made after the date hereof relating to: (a) any acquisition or sale, direct or indirect, of: (i) the assets of the Company and/or one or more of the Company Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries taken as a whole; or (ii) 20% or more of any voting or equity securities of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries; (b) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Company; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries;

"Additional Disclosure Materials" has the meaning set out in Section 4.1(b);

"Affiliate" means, with respect to any person, any other person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such person, and includes any person in like relation to an Affiliate; "control" as used with respect to any person, means the possession, directly or indirectly, of the power, in fact, to appoint the directors, management committee or similar managing body of such person, through the ownership of voting securities;

"Agreement" means the English only version of this Acquisition Support Agreement, as amended from time to time, including the Schedules to this Agreement listed in Section 1.5;

"Alternative Transaction" has the meaning set out in Section 2.11(b);

"Applicable Securities Laws" has the meaning set out in Section 2.3(a);

"Authorization" means any authorization, order, permit, approval, grant, licence, lease, concession, registration, exemption, waiver, consent, right (including water rights), notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, resolution, by-law, rule or regulation, whether or not having the force of Law;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board Approval" has the meaning set out in Section 2.4(b);

"Board of Directors" means the board of directors of the Company;

"Budget" has the meaning set out in Section 7(b) of Schedule C;

"Business Day" means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Ontario; Vancouver, British Columbia; and Beijing, China are open for the conduct of business;

"Change in Control Time" has the meaning set out in Section 2.9;

"Circular" has the meaning set out in Section 2.3(a);

"Commissioner" means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the power to perform the duties of the Commissioner of Competition;

"Communication" has the meaning set out in Section 10.6(a);

"Company" has the meaning given to it in the recitals to this Agreement;

"Company Benefit Plans" means any pension or retirement income plans (other than a Pension Plan) or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company or any of the Company Subsidiaries;

"Company Public Documents" means all documents filed by the Company under Applicable Securities Laws since January 1, 2007;

"Company Subsidiary" means a "subsidiary" (within the meaning of the Securities Act (British Columbia)) of the Company;

"Competition Act" means the Competition Act (Canada);

"Competition Act Approval" means, in respect of the Contemplated Transactions:

(a)	the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act; or

(b)

the waiting period under section 123 of the Competition Act shall have expired, have been waived by the Commissioner or terminated and the Commissioner shall have advised in writing, in form and substance acceptable to the Offeror acting reasonably, that the Commissioner has concluded that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act;

"Competition Tribunal" means the Competition Tribunal established under the

Competition Tribunal Act (Canada);

"Compulsory Acquisition" has the meaning set out in Section 2.10(a);

"Concession" means a mining concession held by the Company or a Company Subsidiary;

"Confidentiality Agreement" means the confidentiality agreement dated April 2, 2008 between Tongling Nonferrous Metals Group Holdings Co., Ltd. and the Company;

"Contemplated Transactions" means the Offer, the take-up of, and payment for, Shares by the Offeror pursuant to the Offer, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any Alternative Transaction;

"CRCC" has the meaning set out in the recitals to this Agreement;

"Data Room" means the Intralinks online database maintained on behalf of the Company for purposes of the Contemplated Transactions;

"Data Room Information" means the information from the Data Room as of the date hereof stored on an optical data disc delivered to the Offeror;

"Diligence Period" has the meaning set out in Section 6.3(a)(i);

"Directors' Circular" has the meaning set out in Section 2.5(a);

"Ecuador Approvals" means any filings with, applications to, or consents or approvals from, the Ministry of Mines and Petroleum, the Ministry of the Environment or any other Governmental Entity in the Republic of Ecuador;

"EDGAR" means the Electronic Data-Gathering, Analysis and Retrieval system, available to the public at http://www.sec.gov;

"Effective Time" means the time at which persons designated by the Offeror represent a majority of the directors of the Board of Directors;

"Encumber" means to create, impose or grant an Encumbrance;

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, hypothec, registration, right, prior right, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Expiry Date" has the meaning set out in Section 2.1(b);

"Expiry Time" has the meaning set out in Section 2.1(b);

"Fairness Opinion" has the meaning set out in Section 2.4(a);

"fully-diluted basis" means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all Options, whether vested or unvested, were exchanged or exercised for Shares (whether or not the exchange or exercise of such Options is subject to conditions);

"GAAP" means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants;

"German Exchanges" means, collectively, the Berlin Stock Exchange, Frankfurt Stock Exchange and Munich Stock Exchange;

"Governmental Entity" means any:

(i)

supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing;

(ii)	self-regulatory organization or stock exchange, including the TSX and the NYSE;

(iii)	entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and

(iv)	corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities;

"HSR Act" has the meaning set out in Section 29 of Schedule C;

"Latest Mailing Time" has the meaning set out in Section 2.3(b);

"Laws" means international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, or other requirements of any Governmental Entity having the force of law and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Lock-Up Agreement" has the meaning set out in the recitals to this Agreement;

"Locked-Up Shareholders" means all of the directors and officers of the Company who together hold 11.95% of the issued and outstanding Shares on a fully-diluted basis;

"Material Adverse Effect" means any fact or state of facts, circumstance, change, event, effect or occurrence that is, or would reasonably be expected to be, material and adverse to (a) the business, properties, assets, liabilities (absolute, accrued or contingent and including any liability that may arise through outstanding, pending or threatened litigation), capitalization, financial condition, operations or prospects of the Company and the Company Subsidiaries on a consolidated basis, or (b) the ability of the Company and the Company Subsidiaries to own, explore, develop or exploit all or substantially all of the Properties or Mineral Rights after the Effective Time, other than in either case any fact or state of facts, circumstance, change, event, effect or occurrence relating to:

(i)	a change in the market trading price of the Shares related to the announcement of the entering into of this Agreement;

(ii)	general economic, financial, currency exchange or securities market conditions in Canada or the United States;

(iii)	any change in the market price for copper or other natural resources;

(iv)	the global mining industry in general;

(v)	any natural disaster;

(vi)	any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; or

(vii)

any generally applicable change in applicable Laws (other than (A) applicable Laws of Ecuador, (B) orders, judgments or decrees against the Company or a Company Subsidiary and (C) Laws having a confiscatory or expropriatory effect) or in GAAP;

provided, however, that the change, event, effect or occurrence referred to in clause (ii), (iii), (iv), (v), (vi) or (vii) above does not primarily relate to (or have the effect of primarily relating to) the Company or a Company Subsidiary or disproportionately adversely affect the Company or a Company Subsidiary relative to comparable companies;

"Material Contract" has the meaning set out in Section 18 of Schedule C;

"Mineral Rights" has the meaning set out in Section 20(b) of Schedule C;

"Minimum Tender Condition" has the meaning set out in item (a) of Schedule A;

"New Mining Law" means the Mining Law of the Republic of Ecuador published in the Supplement to Official Registry No. 517 on January 29, 2009;

"NYSE" means the New York Stock Exchange - AMEX;

"Offer" has the meaning set out in Section 2.1(a);

"Offer Price" has the meaning set out in Section 2.1(a);

"Offeror" has the meaning set out in the recitals to this Agreement;

"Offeror Affiliate" means any Affiliate of the Offeror;

"Offeror Percentage" has the meaning set out in Section 2.9;

"Option Plan" means the incentive stock option plan of the Company amended and restated as of April 18, 2006 and approved by the Shareholders on May 28, 2009;

"Options" means outstanding options to acquire Shares under the Option Plan;

"Outside Date" has the meaning set out in Section 9.1(d)(i);

"Pension Plan" means (a) a "pension plan" or "plan" which is subject to the Income Tax Act (Canada) and any applicable pension benefits standards legislation in any jurisdiction of Canada which is applicable to the employees of the Company or any Company Subsidiary resident in Canada, and (b) any foreign pension benefits plan or similar arrangement applicable to any employee of the Company or any Company Subsidiary;

"person" includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

"PRC Approvals" means any filings with, applications to, or consents or approvals from, Governmental Entities in the People's Republic of China, including the Ministry of Commerce, the National Development Reform Commission, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission, and equivalent authorities in the Province of Anhui;

"Pre-Acquisition Reorganization" has the meaning set out in Section 8.7;

"Property" has the meaning set out in Section 20(a) of Schedule C;

"Q2" has the meaning set out in Section 19(b) of Schedule C;

"Q2 Loan Agreement" has the meaning set out in Section 19(b) of Schedule C ;

"Regulatory Approvals" means all filings with any Governmental Entity and all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates, exemptions and written confirmations of no intention to initiate legal proceedings of any Governmental Entity, including the Competition Act Approval, the PRC Approvals and the Ecuador Approvals, that are, as determined by the Offeror, acting reasonably, necessary or advisable to (a) complete the Offer or any other Contemplated Transaction, (b) maintain and preserve all of the Company's rights under each of its Mineral Rights and Properties and under each of its material Authorizations, or (c) in connection with or as a consequence of the acquisition of the Shares by the Offeror;

"Replacement Titles" means the "titulos mineros... que se sujeteran a la normativa vigente" (mining titles under the current law) referred to in the Sixth Temporary Provision of the General Regulation to the New Mining Law;

"Representatives" means, collectively, in respect of a person, (a) its directors, officers and any financial advisor, law firm, accounting firm or other professional firm retained to assist the person in connection with the Contemplated Transactions, and (b) the person's Affiliates and the directors and officers thereof;

"Right to Match Period" means the period beginning on the calendar day in Beijing, China following the date the Superior Proposal Notice was deemed to have been received by the Offeror (determined in accordance with Section 10.6(b)) and ending at 11:59 p.m. (Beijing time) on the calendar day that is five Business Days later;

"SEDAR" means the System for Electronic Document Analysis and Retrieval, available to the public at http://www.sedar.com;

"Shareholders" means the holders of Shares;

"Shares" has the meaning set out in the recitals to this Agreement;

"Subsequent Acquisition Transaction" has the meaning set out in Section 2.10(b);

"Superior Proposal" means an unsolicited bona fide Acquisition Proposal:

(a)	that is made in writing to the Board of Directors after the date hereof;

(b)	that did not result from a breach of Section 6.1 by the Company or its Representatives;

(c)

that is made for all of the Shares not owned by the person making such Acquisition Proposal and pursuant to which all Shareholders are offered the same consideration in form and amount per Share to be purchased or otherwise acquired;

(d)	that the Board of Directors has determined in good faith (after receiving financial and legal advice):

(i)

is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

(ii)

would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable from a financial point of view to Shareholders than the Offer (including any amendment to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 6.3(c)), taking into account the form and amount of consideration under, the likelihood and timing of completion of, and the other terms and conditions of, such Acquisition Proposal; and

(iii) that failure to recommend to Shareholders that they accept such Acquisition Proposal would be inconsistent with its fiduciary duties;

(e)

that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of the Company or any Company Subsidiary or their respective Representatives beyond 5:00 p.m. (Vancouver time) on the last day of the Diligence Period; and

(f)

for which any financing required to complete such Acquisition Proposal is then committed, and the person making such Acquisition Proposal has delivered to the Board of Directors evidence of such commitment, to effect payment in full for the purchase of all of the outstanding Shares on a fully-diluted basis;

"Superior Proposal Notice" means a written notice containing:

(a)

the determination of the Board of Directors that the relevant Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal,

(b)

the value in financial terms that the Board of Directors has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal,

(c)	a copy of the document evidencing the Superior Proposal,

(d)	the identity of the person making the Superior Proposal,

(e)	a copy of the document evidencing that the person making the Superior Proposal has financing committed to effect payment in full for all of the Shares on a fully- diluted basis,

(f)	an executed copy of the Third Party Confidentiality Agreement between such person and the Company if not previously provided to the Offeror, and

(g)	a copy of all correspondence and other documents related to the foregoing exchanged after the date of this Agreement;

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by law in respect of Taxes;

"Taxes" means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, surface area, development, occupancy, employer health, payroll, employment, health, social services, education, social security and environmental taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all workers compensation, employment insurance, health insurance and Canada and other government pension plan premiums or contributions;

"Termination Payment" has the meaning set out in Section 9.2(a);

"Termination Payment Event" has the meaning set out in Section 9.2(a);

"Third Party Confidentiality Agreement" has the meaning set out in Section 6.3(a)(iii);

"Tongling" has the meaning set out in the recitals to this Agreement;

"TSX" means the Toronto Stock Exchange; and

"U.S. Exchange Act" has the meaning set out in Section 28(c) of Schedule C.

1.2                   Construction and Interpretation

                          In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement in its entirety and not to any particular provision of this Agreement;

(b)	references to an "Article", a "Section" or a "Schedule" are references to an article or a section of, or a schedule to, this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the division of this Agreement into Articles and Sections and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(e)	if the date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)

a period of Business Days (other than the Right to Match Period) is to be computed as beginning on the Business Day following the event that began the period and ending at 5:00 p.m. (Vancouver time) on the last day of the period if the period ends on a Business Day or at 5:00 p.m. (Vancouver time) on the next succeeding Business Day if the last day of the period is not a Business Day;

(g)

references to any legislation or to any provision of any legislation shall include any legislative provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended, re-enacted or replaced from time to time;

(h)

references to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time; and

(i)	wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively.

1.3                   Knowledge

                         References to the "knowledge of the Company" means the actual knowledge, information and belief of one or more senior officers of the Company and includes the knowledge that any one or more of such individuals would have, assuming they made an enquiry reasonable in the circumstances of this Agreement. Unless such knowledge, information and belief would lead a reasonable individual to make further enquiries, it shall not be necessary for any such person to do so.

1.4                   Currency

                         Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.5                   Schedules

                         The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

A	Conditions of the Offer
B	Representations and Warranties of Tongling, CRCC and the Offeror
C	Representations and Warranties of the Company

ARTICLE 2
THE OFFER

2.1                   The Offer

               (a)      Subject to the terms of this Agreement, the Offeror shall make an offer (the "Offer") to purchase all outstanding Shares, including Shares issued after the date of the Offer but before the Expiry Time upon the exercise or exchange of Options, at a price of $8.60 cash per Share (the "Offer Price"). The term "Offer" shall include any change or variation to, extension of, or waiver of any term or condition of, the Offer. The Offer shall be made in accordance with Applicable Securities Laws. The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

               (b)      The Offer shall expire not earlier than 5:00 p.m. (Vancouver time) on the 36th day after the Circular is mailed to all registered holders of Shares and Options, subject to the right of the Offeror in its sole discretion to extend from time to time the period during which Shares may be deposited under the Offer (such date, as the same may be extended, is referred to herein as the "Expiry Date" and such time on such date, as the same may be extended, is referred to herein as the "Expiry Time").

               (c)      The Offeror may, in its sole discretion, amend, vary or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of the Company: (i) increase the Minimum Tender Condition; (ii) modify or waive the Minimum Tender Condition to permit it to acquire less than 50.01% of the Shares outstanding (calculated on a fully diluted basis); (iii) impose additional conditions to the Offer; (iv) decrease the Offer Price; (v) decrease the number of Shares in respect of which the Offer is made; (vi) change the form of consideration payable under the Offer (other than to increase the total consideration per Share); or (vii) modify any condition set forth in Schedule A (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders. If the Offeror modifies or waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Date, it shall extend the Offer for at least such period of time as is necessary to ensure that the Offer remains open for 10 days from the date of such waiver or modification.

               (d)      The obligation of the Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:

(i)	the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 9.1;

(ii)

the Lock-Up Agreements shall be in full force and effect and no party thereto shall be in default of any covenant or obligation contained therein and no representation or warranty made therein shall be untrue or incorrect in any material respect at the time of the making of the Offer;

(iii)

there shall not exist or have occurred any change, effect, event, circumstance, occurrence or state of facts that would render it impossible for one or more of the conditions set forth in Schedule A to be satisfied;

(iv)

the Board of Directors shall have unanimously recommended that Shareholders accept the Offer in accordance with Section 2.4(b) and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror or taken any other action or made any other public statement in connection with the Offer inconsistent with such recommendation;

(v)

the Board of Directors shall have prepared and approved in final form, printed for distribution to registered holders of Shares and Options and delivered to the depositary for the Offer, at its offices in Toronto, Ontario no later than one Business Day prior to the Latest Mailing Time (or such earlier date as may be agreed by the Offeror and the Company, acting reasonably) for mailing with the Circular a sufficient quantity of commercial copies of the Directors' Circular in accordance with Section 2.5;

(vi)

the Company shall have provided to the Offeror no later than three Business Days prior to the Latest Mailing Time (or such earlier date as may be agreed by the Offeror and the Company, acting reasonably) the lists of registered holders of Shares and Options and of participants in book-based nominee registrants, in accordance with Section 2.7;

(vii)	no Material Adverse Effect in respect of the Company shall have occurred since the date of this Agreement;

(viii)

the Offeror shall have received a certificate of the Company, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company (without personal liability) acceptable to the Offeror, acting reasonably, dated as of the date of the Offer confirming that:

(A)

the Company has complied in all respects with its covenants and obligations contained in Section 6.1 and in all material respects (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) with its other covenants and obligations in this Agreement to be complied with on or prior to such date; and

(B)

all representations and warranties of the Company set forth in this Agreement are true and correct in all material respects (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) as of such date;

(ix)

the Offeror shall have determined, acting reasonably, that no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person or entity, and no Law shall have been proposed, enacted, promulgated or applied, which has the effect or may have the effect to cease trade, enjoin, prevent, prohibit or impose material limitations, conditions or delay on: (A) the purchase by, or the sale to, the Offeror of the Shares; (B) the delivery of cash consideration for the Shares purchased by the Offeror; (C) the ability of the Offeror to own or exercise full rights of ownership of the Shares; (D) the ownership or operation or effective control by the Offeror or the Company of any material portion of the business or assets of the Company or the Company Subsidiaries, including the Property and Mineral Rights; or (E) the ability of the Offeror to complete any Contemplated Transaction.

2.2                   Closing

               (a)      Notwithstanding any other provision of this Agreement, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the conditions set forth in Schedule A (as such conditions may be amended, varied or waived pursuant to Section 2.1(c)) are satisfied or waived by the Offeror at or prior to the Expiry Time.

               (b)      Prior to the Expiry Time, the Offeror shall have received a certificate of the Company, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company (without personal liability) acceptable to the Offeror, acting reasonably, dated as of the Expiry Time, confirming that:

(i)

the Company shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and a Replacement Title shall have been issued to the Company or a Company Subsidiary for each Concession under the New Mining Law unless the Company shall have provided to the Offeror an opinion of Ecuadorian counsel satisfactory to the Offeror, acting reasonably, that Replacement Titles are no longer required under the New Mining Law; and

(ii)

all representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated in this Agreement to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect in respect of the Company or, if the Offer or any other Contemplated Transaction were consummated, the Offeror, or (ii) prevent, materially delay or materially and adversely affect the consummation of the Offer or any other Contemplated Transaction;

               (c)      Provided all of the conditions set forth in Schedule A shall have been satisfied or waived by the Offeror (as such conditions may be amended, varied or waived pursuant to Section 2.1(c)) and the the Offeror shall have received the certificate described in Section 2.2(b), the Offeror shall as soon as practicable within the time periods required by Applicable Securities Laws take up and pay for all of the Shares validly deposited under, and not validly withdrawn from, the Offer, at which time the closing will be considered to have taken place.

2.3                    Offer Documents

               (a)      The Offeror shall prepare the Offer and accompanying take-over bid circular (together, the "Circular") in accordance with all applicable Canadian and United States securities Laws (collectively, "Applicable Securities Laws").

               (b)      The Offeror shall mail the Circular in accordance with Applicable Securities Laws to each registered Shareholder and holder of Options and each other person required by Applicable Securities Laws as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on February 1, 2010 (such time on such day being referred to herein as the "Latest Mailing Time"); provided, however, that (i) if the mailing of the Circular is delayed by reason of the Company not having provided to the Offeror the Directors' Circular in accordance with Section 2.1(d)(v) as well as any information pertaining to the Company that is necessary for the completion of the Circular by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Circular as may be requested by the Offeror, acting reasonably, in order that the Circular comply in all material respects with Applicable Securities Laws, or not having provided the lists and other information and assistance referred to in Section 2.7, then the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth Business Day following the date on which the Company supplies such necessary documents, information, lists or other assistance, (ii) if the mailing of the Circular is delayed by reason of any circumstance described in Section 2.1(d)(ix), then, provided that such act, action, suit or proceeding is being contested or appealed by the Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth Business Day following the date on which such act, action, suit or proceeding ceases to be in effect, and (iii) if the Latest Mailing Time occurs during or within five Business Days following the end of a Right to Match Period, then the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth Business Day following the end of such Right to Match Period.

               (c)      Prior to the printing of the Circular, the Offeror shall provide the Company and its counsel with a reasonable opportunity to review and comment on the Circular, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably. The Company shall provide to the Offeror for inclusion in the Circular such information regarding the Company as is required by Applicable Securities Laws to be included therein. The Company represents, warrants and covenants that any information it provides to the Offeror for inclusion in the Circular will be true, complete and correct in all material respects as at the date of the Circular and will not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading as of the date of the Circular.

2.4                   Fairness Opinion and Company Support for the Offer

                         The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement and making the Offer, that as of the date hereof:

(a)

the Board of Directors has received an opinion (a "Fairness Opinion") from CIBC World Markets Inc. to the effect that the consideration offered pursuant to the Offer is fair from a financial point of view to the Shareholders;

(b)

the Board of Directors, after receiving financial and legal advice, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of the Company and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer (the "Board Approval"); and

(c)

each director and officer of the Company has agreed to support the Offer, and has agreed that the press release to be issued by the Offeror announcing the Offer may so state and that references to such support may be made in the Circular and other documents relating to the Offer.

2.5                   Directors' Circular

               (a)      The Company shall prepare and make available for distribution contemporaneously and together with the mailing of the Circular a directors' circular (the "Directors' Circular"), prepared in accordance with Applicable Securities Laws and delivered in accordance with Section 2.1(d)(v) . The Directors' Circular shall reflect the Board Approval and the agreement of the directors of the Company referred to in Section 2.4(c) and shall include written copies of each Fairness Opinion.

               (b)      Prior to printing the Directors' Circular, the Company shall provide the Offeror and its counsel with a reasonable opportunity to review and comment on the Directors' Circular and any related documents, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Offeror shall provide to the Company for inclusion in the Directors' Circular such information regarding the Offeror as is required by Applicable Securities Laws to be included therein. The Offeror represents, warrants and covenants that any information it provides to the Company for inclusion in the Directors' Circular will be true, complete and correct in all material respects as at the date of the Directors' Circular and will not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading as of the date of the Directors' Circular.

2.6                     Securities Law Filings

                            The Offeror and the Company will make all required filings in Canada and the United States under Applicable Securities Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under Applicable Securities Laws in the manner and within the time periods required by Applicable Securities Laws. Each of the Offeror and the Company agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.

2.7                   Securityholder Lists

                         The Company shall provide to the Offeror as soon as is reasonably practicable following the date of this Agreement a list of all registered holders of Shares and Options, a list of participants in book-based nominee registrants such as CDS & Co. and Cede & Co. and such list of non-objecting beneficial owners of Shares as may be made available to the Company on request, in each case in electronic form and as of the close of business on a day that is not more than three Business Days prior to the date of delivery of such list, including address and securityholding information for each person. The Company shall from time to time thereafter promptly provide to the Offeror supplements of such lists to reflect any changes to the holders of Shares and Options, as applicable, or such other information, mailing labels or other assistance as the Offeror may request, acting reasonably, in order to be able to communicate to holders of Shares and Options.

2.8                   Outstanding Stock Options

               (a)      The Board of Directors shall resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled Expiry Time of the Offer, including by causing the vesting thereof to be accelerated.

               (b)      The Company shall use commercially reasonable efforts to facilitate and encourage the exercise of all outstanding Options prior to the first scheduled expiry time of the Offer and to arrange that any Options not so exercised will terminate and cease to have any further force or effect.

2.9                     Directors of the Company

                          The Company acknowledges and agrees that, promptly following the time (the "Change in Control Time") at which the Offeror takes up such number of Shares which, together with the Shares held by or on behalf of the Offeror and the Offeror Affiliates, as represents at least a majority of the then outstanding Shares and from time to time thereafter, the Offeror shall be entitled to designate (i) such number of members of the Board of Directors, and the committees thereof (in each case, rounded up to the next whole number of members), as is proportionate to (and not less than) the percentage of the outstanding Shares beneficially owned from time to time by the Offeror and the Offeror Affiliates (the "Offeror Percentage"), or (ii) following the purchase by the Offeror of such number of Shares which, together with the Shares held by or on behalf of the Offeror and the Offeror Affiliates, represents at least 66 2/3% of the outstanding Shares, all of the members of the Board of Directors, and the committees thereof, and in each case, the Company shall not frustrate the attempts by the Offeror to do so. The Company agrees to co-operate with the Offeror, subject to applicable Laws, to enable the designees of the Offeror to be elected or appointed to the Board of Directors and to constitute the Offeror Percentage, or all, of the Board of Directors, as applicable, including at the request of the Offeror by using its reasonable efforts to increase the size of the Board of Directors and/or secure the resignations of such directors as the Offeror may request for the designees of the Offeror to be elected or appointed to the Board of Directors.

2.10                  Subsequent Acquisition Transaction

               (a)      If, within four months after the making of the Offer, the Offer has been accepted by persons, who, in the aggregate, hold at least 90% of the outstanding Shares as at the Expiry Time, excluding Shares held on the date of the Offer by, or by a nominee for, or an "affiliate" (as defined in the BCBCA) of the Offeror, the Offeror shall, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA (a "Compulsory Acquisition").

               (b)      If the Offeror takes up and pays for under the Offer such number of Shares that, together with the Shares held by the Offeror and any Offeror Affiliate, is equal to at least 66 2/3% of the outstanding Shares as at the Expiry Time, and a Compulsory Acquisition is not available the Offeror shall use its commercially reasonable efforts to acquire the balance of the Shares as soon as practicable, and in any event within 120 days of the Expiry Time, by way of a statutory arrangement, amalgamation, amendment to articles, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (a "Subsequent Acquisition Transaction") carried out for consideration per Share not less than the Offer Price.

               (c)      The Company agrees that, in the event the Offeror takes up and pays for under the Offer, or otherwise acquires, such number of Shares that, together with the Shares held by the Offeror and any Offeror Affiliate, is equal to at least a simple majority of the outstanding Shares, it will assist the Offeror in connection with any proposed Compulsory Acquisition or Subsequent Acquisition Transaction that the Offeror may, in its sole discretion, undertake to pursue to acquire the balance of the Shares, provided that the consideration per Share offered in connection with such transaction is at least equivalent to the Offer Price.

               (d)      Nothing in this Agreement shall be construed to prevent the Offeror or the Offeror Affiliates from acquiring, directly or indirectly, additional Shares, in the open market or in privately negotiated transactions or otherwise, in accordance with Applicable Securities Laws.

2.11                  Transaction Structuring

               (a)      The Company shall use reasonable commercial efforts to co-operate with the Offeror in structuring any acquisition of Shares contemplated under this Agreement in a tax efficient manner provided that no such co-operation shall be required where such structuring shall have a Material Adverse Effect in respect of the Company, or adversely affect the likelihood that Shareholders would deposit their Shares under the Offer.

               (b)      If (i) the Offeror concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or an Offeror Affiliate would effectively acquire all of the Shares or all or substantially all of the assets of the Company within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to the Company and its Shareholders that are equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction"), and (ii) the Company concludes, acting reasonably, that no action required to be taken in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would constitute a Material Adverse Effect in respect of the Company, the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

               (c)      In the event of any proposed Alternative Transaction, any reference in this Agreement to the Offer shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to the expiry time of the Offer, including the Expiry Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

2.12                  Offer by Offeror Affiliate

                         The Offeror may satisfy its obligations hereunder in respect of the making of the Offer and the acquisition of Shares pursuant to the Contemplated Transactions by causing a direct or indirect wholly-owned subsidiary of the Offeror to make the Offer and acquire Shares in accordance with this Agreement, provided that the Offeror shall remain responsible hereunder for all of such obligations.

2.13                  Offeror Compliance

                         Tongling and CRCC, jointly and severally, hereby unconditionally and irrevocably covenant to cause the due and punctual performance by the Offeror of each and every obligation of the Offeror arising under this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TONGLING, CRCC AND THE OFFEROR

3.1                   Representations and Warranties

                         Each of Tongling, CRCC and the Offeror hereby makes to the Company the representations and warranties set out in Schedule B and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2                     Investigation

                          Any investigation by the Company or its Representatives shall not mitigate, diminish or affect the representations and warranties of each of Tongling, CRCC or the Offeror pursuant to this Agreement.

3.3                     Survival of Representations and Warranties

                          The representations and warranties of each of Tongling, CRCC and the Offeror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1                     Representations and Warranties

               (a)      The Company hereby makes to the Offeror the representations and warranties set out in Schedule C and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and the making of the Offer.

               (b)      Contemporaneously with the execution of this Agreement, the Company has provided to the Offeror a package of documents referred to herein as the "Additional Disclosure Materials". The disclosure of any information or document or matter in the Additional Disclosure Materials does not constitute or imply any representation, warranty, undertaking, indemnity, covenant or other obligation of the Company not expressly set out in this Agreement nor shall such disclosure of itself be construed or taken as extending the scope of any representation or warranty, undertaking, indemnity, covenant or obligation set out in this Agreement. No implication should be drawn that any information provided or disclosed in the Additional Disclosure Materials is necessarily material or otherwise required to be disclosed, or that the inclusion of such information establishes or implies a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to that expressly set forth in this Agreement. No characterization of the status of any compliance with any Material Contract or Laws stated, described or specified in the Additional Disclosure Materials should be construed or deemed to be acceptance of the Company as evidence of such status and no disclosure in the Additional Disclosure Materials relating to any possible breach or violation of any Material Contract or Laws should be construed as an indication that any such breach or violation exists or has actually occurred. Information disclosed in respect of a specific section of this Agreement shall be deemed disclosed with respect to all other relevant sections of this Agreement as long as the relevance of such disclosure to such other section of this Agreement is reasonably apparent.

               (c)      Each director in approving this Agreement has been provided with a copy of the representations and warranties set out in Schedule C and each senior officer of the Company has reviewed the representations and warranties set out in Schedule C. Each director and senior officer of the Company has an obligation to inform the Company if, to his knowledge, any representation or warranty set out in Schedule C is not true and correct in any material respect as of the date of this Agreement.

4.2                   Investigation

                         Any investigation by the Offeror or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Company pursuant to this Agreement.

4.3                   Survival of Representations and Warranties

                         The representations and warranties of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5
CONDUCT OF BUSINESS

5.1                   Conduct of Business by the Company

               (a)      The Company covenants and agrees that, prior to the earlier of the Effective Time and the termination of this Agreement, unless the Offeror shall otherwise agree in writing, the Company will, and will cause each of the Company Subsidiaries to:

(i)

conduct its business in the ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its and their respective Property, Mineral Rights, Authorizations or contractual or other legal rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, service providers, employees and others having business relationships with them;

(ii)

not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares, nor reduce capital in respect of its outstanding shares;

(iii)	not amend its articles or other constating documents or the terms of any of its outstanding securities;

(iv)

not issue or sell or agree to issue or sell any securities or instruments or enter into any agreements that could require the Company or any Company Subsidiary to issue any securities (in each case, other than the issuance of Shares upon the exercise of currently outstanding Options in accordance with their terms), or redeem, offer to purchase or purchase any of its outstanding securities;

(v)

without limiting the generality of Section 5.1(a)(iv), not authorize, approve, agree to issue, issue or award any Options under the Option Plan or other securities exercisable or exchangeable for, or convertible into, Shares, nor amend the terms of the Option Plan or any outstanding Options other than as provided for in Section 2.8;

(vi)

except for changes in salary for employees, other than officers and directors, in the ordinary course of business consistent with past practice and after prior consultation with the Offeror, not enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity-based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits other than as provided for in Section 2.8 or identified in the Additional Disclosure Materials;

(vii)	not acquire or dispose of any securities, except in the ordinary course of business consistent with past practice;

(viii)

except in accordance with the Budget, not acquire or commit to acquire any assets or group of related capital assets (through one or more related or unrelated acquisitions) other than acquisitions of surface rights permitted by (xxii) below;

(ix)	except in accordance with the Budget, not incur, or commit to incur, capital expenditures;

(x)

except in accordance with the Budget, not sell, lease, option, Encumber or otherwise dispose of, or commit to sell, lease, option, Encumber or otherwise dispose of, or allow any third party to Encumber for a period of five or more Business Days without contesting in good faith, any assets or group of related assets (through one or more related or unrelated transactions);

(xi)	except in accordance with the Budget, not enter into or complete any material transaction not in the ordinary course of business;

(xii)

not (A) incur or commit to incur any indebtedness for borrowed money or issue any debt securities, (B) guarantee, endorse or otherwise become responsible for, any liability, obligation or indemnity of any person, or (C) make any loans or advances to any person;

(xiii)	not make any changes to existing accounting policies other than as required by applicable Law or by GAAP;

(xiv)

not pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of liabilities reflected or reserved against in the Company's financial statements as at and for the period ended September 30, 2009 or incurred in the ordinary course of business consistent with past practice;

(xv)

not engage in any transaction with any related parties other than with wholly-owned Company Subsidiaries or with Q2 as contemplated by the Budget, in each case in the ordinary course of business consistent with past practice;

(xvi)

not commit to or enter into any new arrangements, or modify any existing arrangements, between the Company and any Shareholder or holder of Options other than as provided for in Section 2.8 or in the Budget;

(xvii)

not commence or settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation involving the Company or any Company Subsidiary or material asset of either;

(xviii)	maintain and preserve all of its rights under each of its Mineral Rights and Properties and under each of its material Authorizations;

(xix)

not waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business consistent with past practice, (A) any existing contractual rights in respect of any Mineral Rights or Properties, (B) any Authorization or Regulatory Approval or (C) any other legal rights or claims;

(xx)

use commercially reasonable efforts to obtain, as soon as possible, all Authorizations not already obtained that are necessary in order to own, explore, develop and exploit the Property and the Mineral Rights;

(xxi)

use commercially reasonable efforts to replace all current mining titles of the Company and the Company Subsidiaries with titles under the New Mining Law and perform and submit to the Ecuador Ministry of the Environment new environmental audits in respect of the Mining Rights, in each case prior to March 16, 2010 (or such other deadline as may be established under the New Mining Law from time to time) and in accordance with the New Mining Law and any other applicable Laws of Ecuador, and take any other actions that may be required under such Laws to avoid the extinction, revocation or suspension of any mining titles or other Mineral Rights;

(xxii)

in consultation with the Offeror, use commercially reasonable efforts to purchase surface rights (A) over or in the vicinity of the areas covered by the Concessions or (B) for infrastructure for use on, or related to the exploration, development and exploitation of such areas, that in each case are necessary or advisable in the reasonable opinion of management of the Company for the purposes of exploration, development and exploitation of the Property and the Mineral Rights in a manner and on a timeline consistent with the Company Public Documents;

(xxiii)

use commercially reasonable efforts to negotiate, together with the Offeror, any exploration or exploitation contracts or other agreements required to be entered into with the Ecuadorian government in order to explore, develop and exploit the Properties and the Mineral Rights as contemplated in the Company Public Documents, and the Company agrees not to enter into any such contract without the prior approval of the Offeror, such approval not to be unreasonably withheld;

(xxiv)	not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments;

(xxv)

use commercially reasonable efforts to cause its current insurance (or re- insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xxvi)	not increase any coverage or premiums under any insurance policy, including any directors' and officers' insurance policy, or enter into any new policy except as permitted by this Agreement;

(xxvii)

not acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any person or division of any person or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries of the Company), property transfer or purchase of any property or assets of any other person, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 5.1 (a)(ix);

(xxviii)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary;

(xxix)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws;

(xxx)

(A) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct; (B) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (C) not make or rescind any material express or deemed election relating to Taxes; (D) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (E) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (F) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2008, except as may be required by applicable Laws;

(xxxi)

notify the Offeror immediately orally and then promptly in writing of: (A) any "material change" (within the meaning of the Securities Act (British Columbia)) in relation to the Company and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (I) cause any of the representations or warranties of the Company contained herein to be untrue or inaccurate, or (II) result in the failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(xxxii)	except as otherwise permitted under this Agreement, not enter into any transaction or perform any act which would reasonably be expected to interfere with or be materially inconsistent with the successful completion of the acquisition of the Shares by the Offeror pursuant to the Offer or the successful completion of an Alternative Transaction, a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which may reasonably be expected to render, untrue or inaccurate any of the Company's representations and warranties set forth in this Agreement; and

(xxxiii)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

               (b)      Nothing in Section 5.1(a) shall be interpreted as giving the Offeror, directly or indirectly, rights to control, influence or direct the operations of the Company prior to the Change in Control Time.

ARTICLE 6
COVENANTS RELATED TO ACQUISITION PROPOSALS

6.1                    Non-Solicitation

               (a)      On and after the date hereof, except as otherwise provided in this Agreement, the Company shall not, and shall cause each Company Subsidiary not to, directly or indirectly through any Representative:

(i)

make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facility or property of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiry, proposal or offer regarding, or that could reasonably be expected to lead to, any Acquisition Proposal (other than the Offer);

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Offeror, the Offeror Affiliates and their Representatives) to make or complete any Acquisition Proposal;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the Board Approval;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that, if the Company takes no public position with respect to an Acquisition Proposal within five Business Days following the public announcement of such Acquisition Proposal, the Company shall be deemed to have remained neutral with respect to such Acquisition Proposal for the purposes of this Section 6.1(a)(iv)); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

               (b)      The Company shall (i) immediately cease, and will instruct its Representatives to immediately cease, and cause to be terminated any existing solicitation, discussion or negotiation with any person (other than the Offeror, the Offeror Affiliates or their Representatives) by the Company or any of its Representatives with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Company or its Representatives, and (ii) immediately cease to provide any person (other than the Offeror, the Offeror Affiliates or their Representatives) with access to information concerning the Company, or any Company Subsidiary, Mineral Right or Property, with respect to any Acquisition Proposal or potential Acquisition Proposal, and request within five Business Days of the date of this Agreement the return or destruction of all non-public information provided to any person (other than the Offeror, the Offeror Affiliates or their Representatives) who entered into a confidentiality agreement with the Company in connection with any Acquisition Proposal or potential Acquisition Proposal and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. The Company shall immediately advise the Offeror orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any such person which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

               (c)      The Company shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except that the Company may waive or release a person from such obligation solely to permit such person to confidentially propose to the Board of Directors an unsolicited Acquisition Proposal that the Board of Directors determines, in good faith (after receiving financial and legal advice) constitutes, or would be reasonably likely, if consummated in accordance with its terms, to constitute a Superior Proposal, and the failure to so waive or release such person would be inconsistent with its fiduciary duties.

               (d)      The Company shall ensure that its Representatives are aware of the prohibitions in this Section 6.1 and the Company shall be responsible for any breach of this Section 6.1 by its Representatives.

6.2                  Notification of Acquisition Proposals

                        From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify the Offeror, at first orally and then in writing, of any proposal, inquiry, offer or request (or any amendment thereto) (a) constituting, relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, (b) for discussions or negotiations relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, or (c) for non-public information relating to the Company, any Company Subsidiary, Mineral Right or Property, for access to properties, books and records of the Company or any Company Subsidiary or for a list of Shareholders, in each case, of which the Company or its Representatives is or becomes aware. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request, (including any amendment thereto) and all written communications with such person, and shall include copies of any such proposal, inquiry, offer or request (or any amendment to any of the foregoing). The Company shall also provide such other details of the proposal, inquiry, offer or request (or any amendment to the foregoing) as the Offeror may request, acting reasonably. The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will provide to the Offeror promptly all written communications with such person and will respond promptly to all inquiries by the Offeror with respect thereto.

6.3                   Responding to Acquisition Proposals and Superior Proposals

               (a)      Notwithstanding Section 6.1(a)(ii), if after the date hereof, the Company receives a request for non-public information relating to the Company, any Company Subsidiary, Mineral Right or Property from a person who, on an unsolicited basis, has delivered to the Company a bona fide written Acquisition Proposal and the Board of Directors determines, in good faith (after receiving financial and legal advice) that (x) such Acquisition Proposal constitutes, or would be reasonably likely, if consummated in accordance with its terms, to constitute a Superior Proposal, and (y) the failure to act in the manner provided for in (i) and (ii) below would be inconsistent with its fiduciary duties, then, and only in such case, the Company may:

(i)	provide such person with access to information regarding the Company for a period of no more than seven calendar days (the "Diligence Period"); and/or

(ii)	engage in discussions or negotiations with or respond to enquiries from such person in response to such Acquisition Proposal;

subject, in each case, to the following requirements:

(iii)

the Company shall have first received from such person an executed confidentiality agreement (the "Third Party Confidentiality Agreement") substantially in the form and on the terms of the Confidentiality Agreement, provided that the Third Party Confidentiality Agreement shall:

	(A)	not include an exclusive right for such person to negotiate with the Company;

	(B)	not prohibit the Company from providing to the Offeror, the Offeror Affiliates and their Representatives the information required by Section 6.2; and

(C)

include a standstill covenant that (I) has a duration of at least 12 months, and (II) shall only be lifted for the purpose of allowing such person to confidentially propose to the Board of Directors an Acquisition Proposal meeting the criteria set out in paragraphs (a), (b), (c), (e) and (f) of the definition of Superior Proposal;

(iv)

the Offeror shall have received an executed copy of such Third Party Confidentiality Agreement and a list of, and access to (to the extent not previously provided to the Offeror), the information to be provided such person; and

(v)

at the end of the third Business Day following the expiry of the Diligence Period, unless such person has made a Superior Proposal, the Company shall comply with Section 6.1(b) with respect to such person.

               (b)      Notwithstanding Sections 6.1(a)(iii), (iv) and (v), the Company may (x) enter into any agreement (other than a confidentiality agreement contemplated by Section 6.3(a)) relating to an Acquisition Proposal, and/or (y) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the Board Approval and recommend or approve an Acquisition Proposal, provided in each case that:

(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Company has complied with each of its obligations contained in this Article 6;

(iii)	the Company has provided to the Offeror the Superior Proposal Notice with respect to such Acquisition Proposal;

(iv)	the Right to Match Period has elapsed;

(v)

if the Offeror has proposed to amend the terms of the Offer in accordance with Section 6.3(c), the Board of Directors shall have determined, in good faith, after receiving financial and legal advice, that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the terms and conditions of this Agreement and the Offer by the Offeror;

(vi)	the Company concurrently terminates this Agreement pursuant to Section 9.1(b)(iv); and

(vii)	the Company has previously, or concurrently will have, paid to the Offeror the Termination Payment.

               (c)      The Company acknowledges and agrees that, during the Right to Match Period or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and this Agreement and the Company shall co-operate with the Offeror with respect thereto, including negotiating in good faith with the Offeror to enable the Offeror to make such adjustments to the terms and conditions of the Offer as the Offeror deems appropriate and as would enable the Offeror to proceed with the Offer and any other Contemplated Transaction on such adjusted terms and conditions and as would result in the Acquisition Proposal ceasing to be a Superior Proposal. The Board of Directors shall review any proposal by the Offeror to amend the terms and conditions of the Offer and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether such proposal to amend the Offer and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the proposed amendment to the terms and conditions of the Offer and this Agreement. If the Board of Directors determines that the Acquisition Proposal would cease to be a Superior Proposal, the Company and the Offeror shall enter into an amendment to this Agreement reflecting the proposal by the Offeror to amend the terms and conditions of the Offer and this Agreement and the Company shall comply with Section 6.1(b) with respect to the person making such Acquisition Proposal.

               (d)      The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal which the Board of Directors determines not to be a Superior Proposal is publicly announced or made; or (ii) the Board of Directors determines that a proposed amendment to the terms and conditions of the Offer and this Agreement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. Such press release shall state that the Board of Directors has determined that the Acquisition Proposal is not a Superior Proposal.

               (e)      Nothing in this Agreement shall prevent the Board of Directors from responding through a directors' circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors' circular, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

               (f)      The Company acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 6.3, all of the provisions of which shall apply again to such new Acquisition Proposal.

ARTICLE 7
COVENANTS RELATED TO REGULATORY APPROVALS

7.1                   Regulatory Filings and Approvals

                         Each party shall use commercially reasonable efforts to obtain the Regulatory Approvals, including, but not limited to, making, as soon as reasonably practicable after the date hereof, all necessary or advisable filings, applications and submissions with Governmental Entities under all applicable Laws in respect of the Regulatory Approvals and providing such additional information to and making or causing to be made such additional filings reasonably required by any Governmental Entity in respect of the Regulatory Approvals.

7.2                   Co-operation Regarding Regulatory Filings and Approvals

                         Each party shall use its commercially reasonable efforts to co-operate with and assist the other party in the preparation and making of all such filings, applications and submissions, including furnishing to the other party on a timely basis all information necessary to obtain the Regulatory Approvals.

ARTICLE 8
OTHER COVENANTS

8.1                   Further Assurances

                         Subject to the terms and conditions of this Agreement, each party agrees to co-operate in good faith and use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the Contemplated Transactions, and (b) for the discharge by each party hereto of its respective obligations under this Agreement and the Offer, including its obligations under applicable Laws, including in each case the execution and delivery of such documents as the other party hereto may reasonably require. Each party, where appropriate, will reasonably co-operate with the other in taking such actions.

8.2                   Notification of Certain Matters

                         Each party shall give prompt notice to the other of (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time, and (b) any failure of such party or its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

8.3                   Public Statements

               (a)      Except as required by applicable Law or applicable stock exchange requirements, neither the Offeror nor the Company shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the other party, such approval not to be unreasonably withheld or delayed. To the extent practicable, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with the other prior to issuing each such public announcement.

               (b)      Each of the Offeror and the Company agrees that, subject to the contemporaneous execution and delivery of the Lock-Up Agreements by the parties thereto, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Offer, which press release shall, in each case, be in form and substance satisfactory to the other party, acting reasonably.

               (c)      The Company shall co-operate with the Offeror and take all reasonable actions to support and facilitate the announcement strategy and public and governmental relations efforts in Ecuador of the Offeror relating to the Contemplated Transactions.

8.4                   Investigation by the Offeror

                         Subject to applicable Laws, upon reasonable notice, the Company agrees to provide the Offeror and their Representatives with reasonable access (without disruption to the conduct of the Company's business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts, and access to the personnel of and counsel to the Company and the Company Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of the Company and the Company Subsidiaries in order to allow the Offeror to conduct such investigations as the Offeror may consider necessary or advisable to confirm the accuracy of the Company's representations and warranties herein, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reason relating to the Contemplated Transactions, and further agrees to assist the Offeror in all reasonable ways in any such due diligence investigations which the Offeror may wish to conduct. Nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide the Offeror with access to any property where the Company is contractually or legally prohibited from doing so. Any investigation by the Offeror or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate given pursuant hereto.

8.5                   Officers' and Directors' Insurance and Indemnification

               (a)      From and after the Effective Time, the Offeror agrees that for the period from the Effective Time until six years after the Effective Time, the Offeror will, or will cause the Company or any successor to the Company (including a successor that results from the winding-up, dissolution or liquidation of the Company), to maintain the Company's current directors' and officers' liability insurance policy or a reasonably equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company and the Company Subsidiaries than those contained in the policy in effect on the date hereof, for all present and former directors and officers of the Company and the Company Subsidiaries covering claims made prior to or within six years of the Effective Time. Alternatively, prior to the Effective Time, the Company may purchase run-off directors' and officers' liability insurance for a period of six years after the Effective Time and, in such event, none of the Offeror or the Company or any Company Subsidiaries will have any further obligation under this Section 8.5.

               (b)      The Company and Offeror agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (the "Indemnified Parties") pursuant to the constating documents of the Company or the Company Subsidiaries, or in contracts or agreements between such Indemnified Parties and the Company or the Company Subsidiaries and disclosed in the Additional Disclosure Materials shall survive and shall continue in full force and effect, without modification, with respect to acts or omissions of the Indemnified Parties occurring prior to the Effective Time, for a period of not less than the limitation period applicable under the statutes of limitation applicable to such matters, and the Offeror shall cause the Company or the applicable Company Subsidiaries, or their respective successors, to honour such rights of indemnification.

               (c)      The provisions of this Section 8.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person and his heirs and legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

8.6                   Shareholder Claims

                         The Company shall notify the Offeror of any claim brought or, to the knowledge of the Company, threatened to be brought by any present, former or purported holder of any securities of the Company or any Company Subsidiary in connection with any Contemplated Transaction prior to the Effective Time. The Company shall consult with the Offeror prior to settling any such claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such claim prior to the Effective Time without the prior written consent of the Offeror.

8.7                   Reorganization

                         The Company agrees that, upon request by the Offeror, the Company shall (a) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each, a "Pre-Acquisition Reorganization"), and (b) cooperate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that any Pre-Acquisition Reorganization (i) is not prejudicial to the Company in any material respect, (ii) does not result in any material breach by the Company of its constating documents, any existing contract or commitment of the Company or any Law, or (iii) would not reasonably be expected to prevent or materially delay the Offeror's ability to take up and pay for the Shares tendered to the Offer. The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Offeror agrees to waive any breach of a representation, warranty or covenant by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a request by the Offeror in accordance with this Section 8.7. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions set forth in Schedule A and shall be effected immediately prior to any take-up by the Offeror of Shares tendered to the Offer. If the Offeror does not take up and pay for the Shares tendered to the Offer, the Offeror shall reimburse the Company for all direct fees and expenses of the Company incurred in connection with the proposed Pre-Acquisition Reorganization, if any, and any adverse tax consequences suffered by the Company as a result of implementing the Pre-Acquisition Reorganization.

8.8                   Employment Agreements

                         Following the Effective Date, the Offeror shall cause the Company and any successor of the Company to honour all of its obligations under all existing employment, agreements to which the Company is a party as disclosed in the Data Room Information. Nothing in this Section 8.8 shall limit the ability of the Offeror, the Company or any Company Subsidiary from terminating any of such employment agreements, subject to compliance with applicable Laws and the terms of the applicable agreement.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

9.1                   Termination

                         This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of the Offeror and the Company;

(b)	by the Company, if:

(i) the Offeror does not mail the Circular by the Latest Mailing Time;

(ii)

the Offeror is in material default of any covenant or obligation under this Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and such default is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;

(iii)

any representation or warranty made by Tongling, CRCC or the Offeror in this Agreement shall have been at the date hereof, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would be reasonably likely to prevent or materially delay consummation of the Contemplated Transactions, and such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date; or

(iv)

the Company proposes to accept, approve or recommend, or enter into any agreement (other than a confidentiality agreement contemplated by Section 6.3(a)) relating to a Superior Proposal in compliance with the provisions of Section 6.3(b), provided that the Company has previously paid or concurrently pays to the Offeror (or its designee) the Termination Payment in consideration for the disposition of the rights of the Offeror under this Agreement, and further provided that the Company has not breached any of its covenants, agreements or obligations contained in this Agreement;

(c)	by the Offeror, if:

(i)	any condition set forth in Section 2.1(d) is not satisfied or waived or deemed waived by the Offeror by the Latest Mailing Time (other than as a result of a default by the Offeror hereunder);

(ii)	any condition set forth in Schedule A is not satisfied at the Expiry Time (other than as a result of a default by the Offeror hereunder) and the Offeror does not elect to waive such condition;

(iii)	the Company is in default of any covenant or obligation in Article 6;

(iv)

the Company is in material default of any covenant or obligation under this Agreement other than a covenant or obligation contained in Article 6 (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and such default is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;

(v)

any representation or warranty made by the Company in this Agreement shall have been at the date hereof, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of the Company or would be reasonably likely to prevent, materially delay or materially and adversely affect the consummation of any Contemplated Transaction, and such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;

(vi)

provided that at least five Business Days have elapsed since the date of an Acquisition Proposal, the Board of Directors fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by the Offeror (or, if the Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer);

(vii)	the Board of Directors withdraws, modifies, changes or qualifies, in any manner adverse to the Offeror or the Offeror Affiliates, the Board Approval;

(viii)	the Board of Directors recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal other than the Offer;

(ix)	the Board of Directors or any committee thereof remains neutral beyond the five Business Day period set out in Section 6.1(a)(iv) in respect of an Acquisition Proposal; or

(x)

any litigation or other proceeding is pending or has been threatened to be instituted by any person or Governmental Entity, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling that restrains, enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any Contemplated Transaction; and

(d)	by the Company or the Offeror if:

(i)

the Offeror does not take up and pay for the Shares deposited under the Offer by a date that is 120 days following the date of the mailing of the Circular (the "Outside Date") otherwise than as a result of the breach by the party seeking to terminate this Agreement pursuant to this Section 9.1(d)(i) of any covenant or obligation under this Agreement or as a result of any representation or warranty made by such party in this Agreement being untrue or incorrect in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty);

(ii)

any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such order, decree or ruling has become final and non-appealable, provided that the party seeking to terminate this Agreement shall have used all commercially reasonable efforts to remove or reverse such order, decree or ruling.

9.2                    Termination Payment

               (a)      The Offeror shall be entitled to a cash payment (the "Termination Payment") in an amount equal to $20,000,000 upon the occurrence of any of the following events (each, a "Termination Payment Event"), which shall be paid by the Company within the time specified in respect of each such Termination Payment Event:

(i)

this Agreement is terminated pursuant to Sections 9.1(c)(iii), (vi), (vii), (viii) or (ix), in which case the Termination Payment shall be paid to the Offeror on the first Business Day following such termination by the Offeror;

(ii)	this Agreement is terminated pursuant to Section 9.1(b)(iv), in which case the Termination Payment shall be paid to the Offeror in accordance with Section 6.3(b); or

(iii)

prior to the Expiry Time (A) an Acquisition Proposal is publicly announced or otherwise made or any person has publicly announced an intention to make an Acquisition Proposal, (B) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (C) on or before the date that is six months after the date on which this Agreement is terminated, (I) the Board of Directors accepts, approves or recommends an Acquisition Proposal, (II) the Company enters into a definitive agreement with respect to an Acquisition Proposal, or (III) any person acquires, directly or indirectly, more than 50% of the outstanding Shares or more than 50% of the consolidated assets of the Company, in which case the Termination Payment shall be paid to the Offeror on the earlier of the date that an Acquisition Proposal is accepted, approved or recommended by the Board of Directors or concurrently with the entering into of such a definitive agreement or such acquisition of Shares or assets.

               (b)      The Termination Payment shall be paid by the Company to the Offeror, or a designee of the Offeror identified in writing to the Company, by wire transfer in immediately available funds to an account specified by the Offeror. The Company shall not be obligated to make more than one payment under this Section 9.2 if one or more of the events specified in Section 9.2(a) occurs.

               (c)      The obligations of the Company under this Section 9.2 shall survive the termination of this Agreement, regardless of the circumstances thereof.

9.3                    Reimbursement Payment

               (a)      If this Agreement is terminated by the Offeror pursuant to Section 9.1(c)(iv) (other than in respect of a breach of covenant or obligation by the Company in respect of which a Termination Payment is payable to the Offeror under Section 9.2(a)(i)) or Section 9.1(c)(v), the Company shall pay, or cause to be paid to the Offeror, all fees and expenses of the Offeror, up to a maximum of $2,000,000, which were incurred in connection with the transactions which are the subject of this Agreement in immediately available funds by way of wire transfer on the fifth Business Day following the receipt by the Company of an invoice for such fees and expenses, supported by appropriate documents.

               (b)      If this Agreement is terminated by the Company pursuant to Section 9.1(b)(i), Section 9.1(b)(ii) or Section 9.1(b)(iii), the Offeror shall pay, or cause to be paid to the Company, all fees and expenses of the Company, up to a maximum of $2,000,000, which were incurred in connection with the transactions which are the subject of this Agreement in immediately available funds by way of wire transfer on the fifth Business Day following the receipt by the Offeror of an invoice for such fees and expenses, supported by appropriate documents.

               (c)      If the Offeror does not make the Offer or withdraws the Offer, in either case as a result of a failure to obtain the PRC Approvals, the Offeror shall pay or cause to be paid to the Company $10,000,000 in immediately available funds by way of wire transfer no later than five Business Days after the earlier of the Latest Mailing Time and the time of such withdrawal, as applicable.

               (d)      The obligations of the parties under this Section 9.3 shall survive the termination of this Agreement, regardless of the circumstances thereof.

               (e)      Neither the Offeror nor the Company shall be obligated to make more than one payment under this Section 9.3 if one or more of the events specified in Section 9.3(a) or (b), as applicable, occurs. The Company shall not be required to make any payment under Section 9.3(a) if it is obligated to make a payment under Section 9.2.

9.4                     Effect of Termination Payment

               (a)      Each party acknowledges that the amounts set out in this Article 9 (excluding Sections 9.3(a) and 9.3(b)) are payments of liquidated damages which are genuine pre-estimates of the damages, including opportunity costs, which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and non-completion of the Contemplated Transactions, and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

               (b)      The parties agree that the remedies set out in Sections 9.2 and 9.3 are the sole remedies in compensation or damages of the parties with respect to the event giving rise to the termination of this Agreement; provided, however, that nothing contained in this Section 9.4, and no payment of any Termination Payment or pursuant to Section 9.3 shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement. Nothing in this Agreement shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 10
GENERAL PROVISIONS

10.1                  Amendment

                         This Agreement may not be amended except by an instrument signed by each of the parties.

10.2                  Waiver

               (a)      At any time prior to the termination of this Agreement pursuant to Section 9.1, any party may (i) extend the time for the performance of any of the obligations or other acts of any other party, or (ii) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

               (b)      Subject to Sections 2.1(c) and 2.1(d), no waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

10.3                  Expenses

                         Subject to Sections 9.2 and 9.3, the parties agree that all costs and expenses of the parties relating to the Contemplated Transactions, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

10.4                  Confidentiality

                         All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with any Contemplated Transaction shall be subject to the terms of the Confidentiality Agreement. Subject to Section 10.10, the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the parties or the announcement or commencement of the Offer.

10.5                  Remedies

                         Subject to Section 9.4, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by the other and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

10.6                  Notices

               (a)      Any notice, consent, waiver, direction or other communication (a "Communication") required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. The address for service for each of the parties hereto shall be as follows:

(i)	if to the Company:

Corriente Resources Inc.
Suite 520, 800 West Pender Street Vancouver, BC, Canada V6C 2V6

Attention: Kenneth R. Shannon Fax: 604.687.0827

with a copy (which shall not itself constitute notice) to:

Bull, Housser & Tupper LLP
Suite 3000, 1055 West Georgia Street Vancouver, BC, Canada V6E 3R3

Attention: Marion V. Shaw Fax: 604.646.2510

(ii)	if to the Offeror:

Tongling Nonferrous Metals Group Holding Co., Ltd., China Railway Construction Corporation Limited and/or CRCC-Tongguan Investment Co., Ltd.

c/o Tongling Nonferrous Metals Group Holding Co., Ltd. West Wing, You Se Plaza, Changjiang West Road Tongling 244001 Anhui Province, People's Republic of China

Attention: Mr. Hu Guobin: Fax: +86 56 2282 5082

with a copy (which shall not itself constitute notice) to:

Davies Ward Phillips & Vineberg LLP

Suite 4400 – 1 First Canadian Place Toronto, ON M5X 1B1

Attention: Ian R. McBride Fax: 416.863.0871

               (b)      Any Communication delivered to the Offeror pursuant to Section 10.6(a) shall be deemed to have been given and received on the date in Beijing, China on which (i) the Communication was delivered to, and received at, the address provided herein, or (ii) if sent by facsimile transmission, the Communication was received prior to 5:00 p.m. (Beijing time) on such date, in each case, if such date is a Business Day and, if not, the next day succeeding Business Day.

               (c)      Any Communication delivered to the Company pursuant to Section 10.6(a) shall be deemed to have been given and received on the date in Vancouver, British Columbia on which (i) the Communication was delivered to, and received at, the address provided herein, or (ii) if sent by facsimile transmission, the Communication was received prior to 5:00 p.m. (Vancouver time) on such date, in each case, if such date is a Business Day and, if not, the next day succeeding Business Day.

10.7                Severability

                         If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions are fulfilled to the extent possible.

10.8                Contra Proferentum

                         The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

10.9                 No Third Party Beneficiaries

                          Except as provided by Sections 8.5 and 8.8, no person that is not a party shall be entitled to the benefit of any provision of this Agreement or have any right or remedy hereunder. Other than the persons referred to in Sections 8.5 and 8.8, no person that is not a party shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

10.10                Entire Agreement

               (a)      The parties acknowledge that this Agreement has been translated into Chinese solely for the convenience of Tongling, CRCC and the Offeror. Notwithstanding the existence of any version of this acquisition support agreement in Chinese or in both Chinese and English, the English only version is the sole version of this Agreement. Any Chinese version of this Agreement is not legally binding on any of the parties and is of no effect.

               (b)      This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements, understandings, negotiations and discussions, whether written or oral, among the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein. In the event of a conflict between this Agreement and the Confidentiality Agreement, this Agreement shall prevail.

10.11                Assignment

                          This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This Agreement may not be assigned by operation of Law or otherwise without the prior written consent of the other party, except that the Offeror may assign all or any part of their rights or obligations under this Agreement to one or more Offeror Affiliates, provided that if such assignment takes place, the Offeror shall continue to be liable to the Company for any default in performance by the assignee. The Offeror may exercise such right of assignment at any time by giving a notice in writing to the Company.

10.12                Governing Law

                          This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

10.13                Time of Essence

                          Time shall be of the essence of this Agreement.

10.14                Counterparts

                          This Agreement may be executed in any number of counterparts, by original or facsimile signature, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[The remainder of this page has been left intentionally blank.]

                          IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.

By	“Wei Jianghong”
Name: Wei Jianghong
Title: Chairman and CEO

By	“Li Dongqing”
Name: Li Dongqing
Title: Chief Engineer

2

CHINA RAILWAY
CONSTRUCTION CORPORATION LIMITED

By	“Zhou Zhiliang”
Name: Zhou Zhiliang
Title: Vice President

By	“Zhuang Shangbiao”
Name: Zhuang Shangbiao
Title: Vice President, CFO and
Chief Legal Counsel

CRCC-TONGGUAN INVESTMENT CO., LTD.

By	“Jin Shouhua”
Name: Jin Shouhua
Title: Chairman

By	“Li Dongqing”
Name: Li Dongqing
Title: CEO

CORRIENTE RESOURCES INC.

By	“Kenneth R. Shannon”
Name: Kenneth R. Shannon
Title: Chief Executive Officer

By	“Darryl F. Jones”
Name: Darryl F. Jones
Title: Chief Financial Officer

SCHEDULE A

CONDITIONS OF THE OFFER

                          Notwithstanding any other provision of this Agreement, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)

there shall have been validly tendered to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 66 2/3% of the Shares outstanding calculated on a fully-diluted basis (the "Minimum Tender Condition");

(b)

all Regulatory Approvals shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)

the Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by any elected, appointed or acclaimed public official or other person, whether or not having the force of Law; and (ii) no Law shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(i)

to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by, or the sale to, the Offeror of the Shares, the delivery of cash consideration for the Shares purchased by the Offeror, or the right of the Offeror to own or exercise full rights of ownership of the Shares;

	(ii)	which would reasonably be expected to have a Material Adverse Effect in respect of the Company;

	(iii)	challenging or prohibiting the Offer or the ability of the Offeror to make or maintain the Offer or complete any other Contemplated Transaction;

	(iv)	seeking to obtain from the Offeror, the Company or any Company Subsidiary any material damages directly or indirectly in connection with the Offer (or any other Contemplated Transaction);

(v)

seeking to prohibit or limit the ownership, operation or effective control by the Offeror or the Company of any material portion of the business or assets of the Company or any Company Subsidiary, including the Mining Rights and the Property; or

A-2

(vi)

seeking to compel the Offeror to dispose of or hold separate any material portion of the business or assets of the Company or any Company Subsidiary as a result of the Offer (or any other Contemplated Transaction);

(d)

the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred or arisen (or, if there does exist or shall have occurred or arisen prior to the date of this Agreement, there shall not have been disclosed, in the Company Public Documents on or before the execution and delivery of this Agreement) any change, condition, event or development (or any change, condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(e)

the Company shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and a Replacement Title shall have been issued to the Company or a Company Subsidiary for each Concession under the New Mining Law unless the Company shall have provided to the Offeror an opinion of Ecuadorian counsel satisfactory to the Offeror, acting reasonably, that Replacement Titles are no longer required under the New Mining Law;

(f)

all representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated in this Agreement to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect in respect of the Company or, if the Offer or any other Contemplated Transaction were consummated, the Offeror, or (ii) prevent, materially delay or materially and adversely affect the consummation of the Offer or any other Contemplated Transaction;

(g)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any securities regulatory authority in Canada, the United States or elsewhere or any applicable stock exchange, which the Offeror shall have determined, acting reasonably, would reasonably be expected to (i) have a Material Adverse Effect in respect of the Company, or, if the Offer or any other Contemplated Transaction were consummated, the Offeror, or (ii) prevent, materially delay or materially and adversely affect the consummation of the Offer or any other Contemplated Transaction;

A-3

(h)	this Agreement shall not have been terminated by the Company or by the Offeror in accordance with its terms;

(i)	all outstanding Options shall have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably; and

(j)	each of the Lock-Up Agreements shall have been complied with and shall not have been terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to Section 2.1(c) of this Agreement, the Offeror may waive, in its sole discretion, any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF TONGLING, CRCC AND THE OFFEROR

1.                       Organization

                          Each of Tongling, CRCC and the Offeror is a corporation duly organized under the laws of the People's Republic of China. Each of Tongling, CRCC and the Offeror is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Offeror has been incorporated for the purpose of making the Offer and completing the Contemplated Transactions and the issued and outstanding shares of the Offeror are legally and beneficially owned as to 50% by Tongling and as to 50% by CRCC.

2.                       Authority and No Violation

               (a)      Each of Tongling, CRCC and the Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the making and consummation of the Offer by each of Tongling, CRCC and the Offeror have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the transactions contemplated hereby including, without limitation, the making of the Offer and the taking up and payment for the Shares thereunder. This Agreement has been duly executed and delivered by each of Tongling, CRCC and the Offeror and constitutes a legal, valid and binding obligation of each of Tongling, CRCC and the Offeror, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

               (b)      The authorization of this Agreement, the execution and delivery by each of Tongling, CRCC and the Offeror of this Agreement and the performance by each of Tongling, CRCC and the Offeror of its obligations under this Agreement, and the consummation of the Contemplated Transactions, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(i)	the constating documents of each of Tongling, CRCC and the Offeror;

(ii)

any applicable Laws (subject to obtaining the Regulatory Approvals), except to the extent that such violation, breach or default would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions; or

(iii)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which any of Tongling, CRCC or the Offeror is a party or by which it is bound, except to the extent that such violation, breach or default would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

B-2

3.                       Approvals

                          No waiver, consent, approval, order or authorization of any Governmental Entity is required to be obtained by either of Tongling, CRCC or the Offeror in connection with the execution and delivery of this Agreement or, other than PRC Approvals, the consummation of the Contemplated Transactions. After due enquiry and consultation with all relevant Governmental Entities in the People's Republic of China, neither Tongling, CRCC nor the Offeror has any reason to believe that the PRC Approvals required to consummate the Contemplated Transactions will not be obtained on or before the Expiry Time.

4.                       Financing Arrangements

                          The Offeror has sufficient funds or has made adequate arrangements to ensure that sufficient funds are available to effect payment in full for the purchase of all of the Shares subject to the Offer.

5.                       Ownership of Shares

                          None of Tongling, CRCC, the Offeror nor any Offeror Affiliate beneficially owns any Shares.

6.                       Litigation, etc.

                          There is no claim, action, inquiry, suit, hearing, arbitration, investigation or other proceeding pending, or, to the knowledge of any of Tongling, CRCC or the Offeror, threatened against or relating to any of Tongling, CRCC, the Offeror or any Offeror Affiliate or affecting any of their properties or assets before any Governmental Entity, nor is any of Tongling, CRCC, the Offeror or any Offeror Affiliate subject to any outstanding order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Contemplated Transactions.

7.                       Information in the Circular

                          The Circular will comply in all material respects with the provisions of Applicable Securities Laws and, on the date first published or sent to the Shareholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that neither Tongling, CRCC or the Offeror makes any representation or warranty with respect to information furnished by the Company expressly for inclusion in the Circular.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.                       Organization

               (a)      The Company and each Company Subsidiary has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted. All of the Company Subsidiaries and the Company's percentage of ownership of such Company Subsidiaries are as disclosed in the Additional Disclosure Materials. All of the outstanding shares of the Company Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of any Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any person the right to acquire any such shares or other ownership interests in any of the Company Subsidiaries. The Company does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in the Company Subsidiaries. True and complete copies of the constating documents of the Company and each of the Company Subsidiaries have been made available to the Offeror and none of the Company or any Company Subsidiary has taken any action to amend or supersede such documents.

               (b)      The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company or any Company Subsidiary.

2.                       Capitalization

               (a)      The authorized capital of the Company consists of an unlimited number of common shares. As at the date of this Agreement, 75,349,893 common shares are issued and outstanding. As at the date of this Agreement, there are outstanding Options to acquire an aggregate of up to 3,572,500 common shares, all of which are or will become exercisable upon the making of the Offer. Except for the Options referred to in the preceding sentence, there are no options, warrants, conversion privileges, shareholder rights plans or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Company Subsidiary to issue or sell any shares of the Company or any Company Subsidiary or securities or obligations of any kind convertible into or exchangeable or exercisable for any shares of the Company or any Company Subsidiary.

               (b)      The Additional Disclosure Materials contain, for all of the outstanding Options, a true and complete list setting out the name of each holder of an Option, the number of Options held by such person and the exercise price, date of grant, vesting schedule and expiry date of each such Option, as well as a true and complete copy of the Option Plan. The terms of all outstanding Options are identical to the terms provided by the Company to the Offeror. The Option Plan is the only plan, agreement or arrangement which provides for the issuance of options to acquire Shares.

               (c)      All outstanding Shares and the Shares to be issued on the exercise of Options have been duly authorized. The outstanding Shares are, and the Shares to be issued on the exercise of Options will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

               (d)      There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any Company Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Shares on any matter. There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding Shares or with respect to the voting or disposition of any outstanding securities of the Company or any Company Subsidiary. No holder of securities issued by the Company or any Company Subsidiary has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

3.                       Authority and No Violation

               (a)      The Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the completion by the Company of the Contemplated Transactions have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Contemplated Transactions, other than with respect to the Directors' Circular and other matters relating solely thereto. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

               (b)      The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction will not:

(i)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require an Authorization to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participation right under, any provision of:

(A)

its or any Company Subsidiary's notice of articles, articles, by-laws or other charter documents, the agreements among the shareholders of any Company Subsidiary or the agreements covering any of the Company's material joint ventures;

(B)

any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company;

(C)

any note, bond, mortgage, indenture, instrument, contract, agreement, lease, Authorization or government grant to which the Company or any Company Subsidiary is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company; or

(D)	any judgment, decree, order or award of any Governmental Entity or arbitrator;

(ii)

give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Company or any Company Subsidiary, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Company or any Company Subsidiary to cease to be available, or cause any security interest in any assets of the Company or any Company Subsidiary to become enforceable or realizable;

(iii)

give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, agreement, Authorization or government grant, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company; or

(iv)

result in the imposition of any Encumbrance upon any assets of the Company or any Company Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

               (c)      No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by the Company (i) in connection with the consummation of the Contemplated Transactions or (ii) for the consummation of the Offer and any Subsequent Acquisition Transaction not to cause or result in any loss of rights or assets or any interest therein held by the Company or any of the Company Subsidiaries, in each case other than those which are expressly contemplated by the Offer and this Agreement.

4.                       Public Filings

               (a)      The Company has filed all documents or information required to be filed by it under Applicable Securities Laws or with the TSX or NYSE since January 1, 2007. All of the Company Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Company Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. All of the Company Public Documents are publicly available either on SEDAR or EDGAR. The Company has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. Except with respect to the Contemplated Transactions, there is no material fact concerning the Company which has not been disclosed in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof.

               (b)      The Company is not subject to any requirement to file documents or information with any German Exchange or with any securities regulator or similar Governmental Entity in the Federal Republic of Germany or the European Union, including in connection with the Contemplated Transactions.

5.                       Mineral Reserves and Resources

                          The estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources disclosed in the Company Public Documents since January 1, 2007 have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry standards and practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Company and the Company Subsidiaries, taken as a whole, from the amounts disclosed in the Company Public Documents since January 1, 2007. All material drill results have been disclosed in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof. The Company has provided the Offeror with access to copies of all material exploration information and data within the possession of the Company and the Company Subsidiaries, including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all material technical reports, feasibility studies and other similar reports and studies concerning the areas covered by the Concessions and, subject to the author's consent, the Company has the sole right, title, ownership and right to use all such information, reports and studies, other than the rights of any Governmental Entity.

6.                       Financial Statements

                          The audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal year ended December 31, 2008 and the interim consolidated financial statements of the Company (including any related notes thereto) for the period ended September 30, 2009 have been prepared in accordance with GAAP and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of the Company and the Company Subsidiaries on a consolidated basis as at December 31, 2008 and September 30, 2009, as applicable, and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material. Such financial statements reflect appropriate and adequate reserves in accordance with GAAP in respect of contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis.

7.                       Financial Information

               (a)      No forecast, budget or projection provided by the Company to the Offeror or any Offeror Affiliate contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading under the circumstances in which they were made at the time such statements are made. All forecasts, budgets and projections supplied by or on behalf of the Company to the Offeror or any Offeror Affiliate in connection with the Contemplated Transactions were prepared in good faith, disclosed all relevant assumptions and the most recent versions of all such forecasts, budgets and projections provided by or on behalf of the Company are, in the opinion of the Company, reasonable estimates of the prospects of the business.

               (b)      The Additional Disclosure Materials include a copy of the budget for the Company and the Company Subsidiaries on a consolidated basis that includes the period from the date of this Agreement to March 31, 2010 (the "Budget").

8.                       Assets, Liabilities and Indebtedness

               (a)      The Additional Disclosure Materials contain a complete and accurate list of all assets owned by the Company and the Company Subsidiary.

               (b)      Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically disclosed on the audited consolidated balance sheet of the Company as of December 31, 2008 or in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2008, that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Company and the Company Subsidiaries (other than those disclosed on the audited consolidated balance sheet of the Company as at December 31, 2008), reasonably be expected to have a Material Adverse Effect in respect of the Company, or, as a consequence of the consummation of the Offer, have a Material Adverse Effect in respect of the Company.

               (c)      Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature in relation to mineral properties located outside of Ecuador or mining activities that occurred or are occurring outside of Ecuador.

9.                       Books and Records

               (a)      The financial books, records and accounts of the Company and each of the Company Subsidiaries, in all material respects:

(i)	have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and the Company Subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Company financial statements.

               (b)      The corporate minute books of the Company and the Company Subsidiaries have been maintained in accordance with applicable Laws and are complete and accurate in all respects. The Company's and the Company Subsidiaries' corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held prior to December 17, 2009.

10.                     Non-Competition Agreements

                          There is no agreement, judgment, injunction, order or decree binding upon the Company or any Company Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any Company Subsidiary, any acquisition of property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary as currently conducted (including following the transaction contemplated by this Agreement).

11.                     Absence of Certain Changes or Events

                          Since January 1, 2007, except as disclosed in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof, and other than for the purposes of the Contemplated Transactions:

(a)	the Company and each of the Company Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(b)	there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of the Company;

(c)

neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(d)

there has not been any incurrence, assumption or guarantee by the Company or any Company Subsidiary of any debt for borrowed money, any creation or assumption by the Company or any Company Subsidiary of any Encumbrance, or any making by the Company or any Company Subsidiary of any loan, advance or capital contribution to or investment in any other person;

(e)	the Company has not effected any change in its accounting methods, principles or practices;

(f)

except for ordinary course adjustments, there has not been any material increase in the salary, bonus, or other remuneration payable to any employees of any of the Company or the Company Subsidiaries (including officers and senior executives);

(g)

there has not been any redemption, repurchase or other acquisition of Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Shares;

(h)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice; and

(i)

there has not been any satisfaction or settlement or any claims or liabilities that were not reflected in the Company's audited financial statements, other than the settlement of liabilities incurred in the ordinary course of business with Affiliates consistent with past practice.

12.                     No Default

                          Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Company or any Company Subsidiary is a party; or (B) any other contract, agreement, lease, letter of intent, offer, Authorization or government grant or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of the Company.

13.                     Litigation

               (a)      Except as disclosed in the Additional Disclosure Materials, there is no claim, action, proceeding or investigation that has been commenced or is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or affecting any of its property or assets before any Governmental Entity which, if determined adversely to the Company or the Company Subsidiary, as the case may be, would, individually or in the aggregate:

(i)

reasonably be expected to result in liability to the Company or any Company Subsidiary in excess of $50,000 or have a Material Adverse Effect in respect of the Company, nor is the Company aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success; or

(ii)

reasonably be expected to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or to have a Material Adverse Effect on the Offeror or an Offeror Affiliate if the Offer, any Compulsory Acquisition or any Subsequent Acquisition is consummated.

               (b)      Except as disclosed in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof, neither the Company nor any of the Company Subsidiaries, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of the Company or to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

14.                     Compliance with Laws

                          The Company and the Company Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, or which would not materially impair the ability of the Company to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. No actions have been taken or omissions made by the Company or any Company Subsidiary or any of their affiliates which are, to the Company's knowledge, in violation of the Foreign Corrupt Practices Act of 1977 (United States), the Corruption of Foreign Public Officials Act (Canada) or any other similar Law of Canada, the United States or Ecuador.

15.                     Employment Matters

               (a)      Except as disclosed in the Additional Disclosure Materials, neither the Company nor any Company Subsidiary has any written or oral employment, service or consulting agreement relating to any one or more individuals which are not terminable on the giving of reasonable notice in accordance with applicable Laws or are of indefinite term and without any special arrangements or commitments with respect to the continuation of employment.

               (b)      Except as disclosed in the Additional Disclosure Materials, no person is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, the Company or any Company Subsidiary following a change of control of the Company and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, the Company or any Company Subsidiary following a change of control of the Company.

               (c)      Except as disclosed in the Company Public Documents, neither the Company nor any Company Subsidiary is a party to any employment, engagement or similar agreement with any director or officer of the Company or any Company Subsidiary.

               (d)      Except as disclosed in the Additional Disclosure Materials, the Company has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus in respect of all or any part of its fiscal year ended on December 31, 2009 or in connection with the completion of the Contemplated Transactions.

               (e)      Neither the Company nor any Company Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect in respect of the Company.

               (f)      Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaign and there are no current, pending or threatened strikes, lockouts or other labour disputes or disruptions at the Company or any Company Subsidiary.

               (g)      The Company and the Company Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, labour relations and privacy, except where the failure to so operate would not have a Material Adverse Effect in respect of the Company.

               (h)      There are no current, or to the knowledge of the Company, pending or threatened proceedings before any board or tribunal with respect to any of the areas listed in paragraph (g) above.

               (i)      Neither the Company nor any Company Subsidiary has any Pension Plan.

               (j)      The Additional Disclosure Materials contain a complete and accurate list of all Company Benefit Plans. There are no unwritten Company Benefit Plans.

               (k)      The Company and the Company Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by the Company or any of the Company Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

               (l)      No Company Benefit Plan is a "registered pension plan" as such term is defined in the Income Tax Act (Canada).

16.                     Tax Matters

               (a)      The Company and each of the Company Subsidiaries has duly and in a timely manner filed all Tax Returns required to be filed by it and all such returns are correct and complete in all respects and fully disclose the income and expenses as required or permitted by applicable Law. The Company and each of the Company Subsidiaries has paid on a timely basis all Taxes, including instalments, which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company. Adequate provision has been made on the consolidated financial statements of the Company for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of the Company or any Company Subsidiary that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with GAAP and all other applicable accounting rules and principles. Except as disclosed in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof, no deficiencies exist or have been asserted with respect to Taxes of the Company or any Company Subsidiary and there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in respect of Taxes or assessments or any matters under discussion with any Governmental Entity relating to Taxes or assessments asserted by any such authority which are reasonably likely to have a Material Adverse Effect in respect of the Company.

               (b)      The Company and each Company Subsidiary has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under applicable Law.

               (c)      None of the Company or any of the Company Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Company or any of the Company Subsidiaries is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which the Company or any of the Company Subsidiaries is or may be liable, (iii) the Company or any of the Company Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes, or (iv) any Governmental Entity may assess or collect Taxes for which the Company or any of the Company Subsidiaries is or may be liable.

               (d)      There are no Encumbrances for Taxes upon any properties or assets of the Company or any of the Company Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent consolidated balance sheet included in the Company's audited consolidated financial statements).

17.                     Insurance

                          The Additional Disclosure Materials contain a complete and accurate list of all insurance policies, including directors' and officers' insurance, maintained by the Company and each of the Company Subsidiaries and the premiums payable for such policies. The Company and each of the Company Subsidiaries maintains or causes to be maintained insurance, naming the Company as an insured, of the types and in amounts customary and usual for persons engaged in a business similar to that carried out by the Company and the Company Subsidiaries. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither the Company nor any of the Company Subsidiaries has failed to make a claim thereunder on a timely basis. Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefore shall) be kept in full force and effect by the Company through the Effective Date. No written (or to the knowledge of the Company other) notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy.

18.                     Material Contracts

                          The Additional Disclosure Materials contain a complete and accurate list of each contract, agreement or understanding, whether written or oral, and any amendment thereto, to which the Company or a Company Subsidiary is a party or by which any of them or their respective properties or assets are bound that (a) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of the Company, (b) involves payment to or by the Company or a Company Subsidiary of more than $50,000 per annum, (c) contains any non-competition obligations or otherwise prohibits, restricts or impairs in any material way the business or conduct of, or any acquisition of property by, the Company or any Company Subsidiary, (d) pursuant to which the Company or any Company Subsidiary provides any indemnification to any other person (other than the Company or any Company Subsidiary), (e) has a change of control provision, (f) is with a Governmental Entity, or (g) provides for the management of any Company Subsidiary or governs the relationship between any direct or indirect shareholders of any Company Subsidiary with respect to such Company Subsidiary (the contracts described in items (a) to (g) being collectively referred to as the "Material Contracts"). Each Material Contract with a change of control provision is disclosed in the Additional Disclosure Materials. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company or any Company Subsidiary in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arm's length negotiations between the parties thereto. The Company and each Company Subsidiary have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the knowledge of the Company alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. A true and complete copy of each Material Contract is contained in the Data Room Information.

19.                     Related Party Transactions

               (a)      Neither the Company nor any of the Company Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of the Company Subsidiaries or any of their respective Affiliates or associates (except for amounts due as normal salaries, bonuses and directors' fees or in reimbursement of ordinary expenses). Except as disclosed in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof, no director, officer, employee or agent of the Company or any of the Company Subsidiaries or any of their respective Affiliates or associates is a party to any loan, contract, arrangement or understanding or any other transactions with the Company or any of the Company Subsidiaries required to be disclosed pursuant to Applicable Securities Laws.

               (b)      The Data Room Information contains a true and complete copy of all agreements between the Company and Q2 Gold Resources Inc. ("Q2"). Under the convertible loan agreement between the Company and Q2 dated April 23 2007, as amended September 25, 2007 and December 7, 2009 (the "Q2 Loan Agreement"), the amount owed by Q2 to the Company as of November 30, 2009 is $1,240,000 and the amount available to be drawn by Q2 is $260,000. The Company can convert the loan under the Q2 Loan Agreement at any time into common shares of Q2, and if such conversion were to occur on the date hereof the Company would acquire 12,400,000 common shares of Q2 representing 33.2% of the outstanding common shares of Q2.

20.                     Property and Mineral Rights; Operations

               (a)      The Additional Disclosure Materials contain a complete and accurate list of all of the Company's real property, including surface rights (collectively, the "Property").

               (b)      The Additional Disclosure Materials contain a complete and accurate list of all the Company's mineral interests, mineral rights and mining titles (including all Concessions, claims and licences) (collectively, the "Mineral Rights") and identifies the Concessions that relate to the Mirador project (the "Mirador Project") and those that relate to the Panantza-San Carlos project (the "Panantza-San Carlos Project").

               (c)      With respect to the Company's Property and Mineral Rights, except as disclosed in the Additional Disclosure Materials:

(i)	the Company or a Company Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances;

(ii)

all of the Mineral Rights have been properly located, recorded and registered so as to preserve and publish the Mineral Rights and to make such rights opposable to all persons, the whole in compliance with applicable Law, and are comprised of valid and subsisting mineral claims;

(iii)

the Property and the Mineral Rights are in good standing under applicable Law, all work required to be performed and filed in respect thereof has been performed and filed, all taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv)	there is no adverse claim or challenge, in progress, pending or, to the knowledge of the Company, threatened, against or to the title to or ownership of the Property or any of the Mineral Rights;

(v)	the Company or any Company Subsidiary has the exclusive right to deal with the Property and all of the Mineral Rights;

(vi)

no person other than the Company and the Company Subsidiaries has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(vii)

there are no back-in rights, earn-in rights, rights of first refusal or any provisions or rights which would affect the Company's or a Company Subsidiary's interest in the Property or any of the Mineral Rights;

(viii)

neither the Company nor any Company Subsidiary has received any notice, whether written or oral, from any Governmental Entity of any whole or partial revocation, suspension or limitation or intention to revoke, suspend or limit any interest of the Company or any Company Subsidiary in any of the Property or any of the Mineral Rights;

(ix)

there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or expenditure with respect to the Property or any of the Mineral Rights or the conduct of operations related thereto; and

(x)

the Company and the Company Subsidiaries have all surface rights and other rights, including fee simple estates, leases, easements, servitudes, rights of way and permits or licences from landowners or Governmental Entities required for access to and use of the areas covered by the Concessions by the Company and the Company Subsidiaries, and all mineral interests that are required to explore and develop the Property and the Mineral Rights as contemplated in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof and no person or group (other than the Company or a Company Subsidiary) holds any such rights that would be required by the Company to explore and develop the Property or any of the Mineral Rights as contemplated in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof.

               (d)      All previous mining activity located in or on the lands of the Company or any Company Subsidiary, or lands pooled or unitized therewith, which have been abandoned by the Company or any Company Subsidiary, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws.

               (e)      Except as disclosed in the Additional Disclosure Materials, no rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations are due and payable, or performable, as the case may be, with respect to, or on account of, any Property or Mineral Rights.

               (f)      Except as disclosed in the Additional Disclosure Materials, none of the Property or Mineral Rights has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

               (g)      Lowell Mineral Exploration Limitada Chile ("Lowell") has no interest, direct or indirect, in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

               (h)      The concessions known as Curigem 5, Curigem 9, Caya 21 and Caya 22 (the "Warintza Concessions") were duly transferred to Lowell, Lowell has assumed all royalty obligations relating to the Warintza Concessions, and neither the Company nor any of the Company Subsidiaries has any continuing royalty or other obligations relating to the Warintza Concessions.

               (i)      The Data Room Information contains a true and complete copy of (i) the first amendment to each of the amended and restated Chancho option agreement and the amended and restated San Carlos option agreement among Billiton Ecuador B.V., Gatro Ecuador Minera S.A. and the Company, dated as of August 9, 2002, (ii) the transfer agreement among Gatro Ecuador Minera S.A., EcuaCorriente S.A. and Billiton Ecuador B.V., dated as of June 11, 2003, with respect to the Concessions known as Mirador 1 and Mirador 2, (iii) the transfer agreement among Gatro Ecuador Minera S.A., EcuaCorriente S.A. and Billiton Ecuador B.V., dated as of June 11, 2003, with respect to the Concessions known as Panantza and San Carlos, (iv) the letter agreement between BHP Billiton World Exploration Inc. and the Company, dated as of October 14, 2003, (v) the second amendment to the amended and restated Chancho option agreement among Minera Panantza B.V., Gatro Ecuador Minera S.A. and the Company, dated as of May 31, 2004, (vi) the second amendment to the amended and restated San Carlos option agreement among Minera Panantza B.V., Gatro Ecuador Minera S.A. and the Company, dated as of May 31, 2004 and (vii) the transfer agreement among Gatro South America Holdings Limited, Billiton Development BV, Billiton E&D 3 BV and the Company, dated as of May 31, 2004 (collectively, the "BHP Agreements"). The BHP Agreements are the only written or oral agreements that are currently operative or in effect between, on the one hand, the Company or a Company Subsidiary and, on the other hand, BHP Billiton Limited, BHP Billiton Plc or any of their Affiliates.

21.                     Authorizations

               (a)      The Additional Disclosure Materials contain a complete and accurate list of all Authorizations related to the exploration, development and exploitation of the Property and the Mineral Rights obtained by the Company or any Company Subsidiary.

               (b)      The Company and each Company Subsidiary possess all Authorizations currently necessary for the ownership, operation, development, maintenance or use of any of the assets of the Company or the Company Subsidiaries or otherwise in connection with the current status of the business or operations of the Company or the Company Subsidiaries.

               (c)      The only Authorization required to be obtained by the Company or any Company Subsidiary in order to reinitiate advanced mineral exploration activities within the Concessions that comprise the Mirador Project is an environmental license for advanced exploration from the Ministry of the Environment.

               (d)      The only Authorizations required to be obtained by the Company or any Company Subsidiary in order to reinitiate advanced mineral exploration activities within the Concessions that comprise the Panantza-San Carlos Project are (i) a resolution from the Ministry of Non-Renewable Natural Resources similar in type and effect to Resolution No. 119 issued by the Ministry of Non-Renewable Natural Resources on November 5, 2009 with respect to the Mirador Project, (ii) a permit for the use of water for advanced exploration from the National Water Secretariat and (iii) an environmental license for advanced exploration from the Ministry of the Environment.

               (e)      The Additional Disclosure Materials contain a complete and accurate list of all material Authorizations to be obtained by the Company or any Company Subsidiary that are necessary or desirable to explore, develop and exploit the Property and the Mineral Rights in the manner contemplated in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof, including, without limitation, for the construction and operation of required infrastructure, mine workings and port facilities.

               (f)      Except as disclosed in the Additional Disclosure Materials, each Authorization obtained by the Company or any Company Subsidiary is in full force and effect and not subject to any suspension, dispute, action, investigation or proceeding nor, to the knowledge of the Company, is any such proceeding, action or investigation threatened. The Company and the Company Subsidiaries have been and are in compliance with each such Authorization, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, or would not reasonably be expected to materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

               (g)      No event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization obtained by the Company or any Company Subsidiary. Except as disclosed in the Additional Disclosure Materials, neither the Company nor any of the Company Subsidiaries has received any notice, whether written or oral, of revocation, suspension or non-renewal of any such Authorization, or of any intention of any person to revoke, suspend or refuse to renew any such Authorization, and to the knowledge of the Company, all such Authorizations shall continue to be effective in order for the Company and the Company Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

               (h)      The Company has no reason to believe that the Authorizations required to be obtained by the Company or any Company Subsidiary in order to resume exploration, development and exploitation of the Property and the Mineral Rights will not be obtained in the ordinary course and without undue delay.

               (i)      The Company has no reason to believe that the Authorizations required to be obtained by the Company or any Company Subsidiary in order to explore, develop and exploit the Property and the Mineral Rights in the manner contemplated in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof will not be obtained in the ordinary course and without undue delay.

22.                     Environmental

                          Except for any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect in respect of the Company:

(a)	all facilities and operations of the Company and the Company Subsidiaries have been maintained or conducted, and are now, in compliance with all applicable environmental Laws in Ecuador;

(b)

except as disclosed in the Additional Disclosure Materials, the Company and the Company Subsidiaries are in possession of, and in compliance with, all environmental Authorizations required to explore, develop and exploit the Property and Mineral Rights and to conduct their respective businesses as they are currently being conducted and to explore, develop and exploit the Property and the Mineral Rights in the manner contemplated in the Company Public Documents filed (and available on SEDAR and EDGAR) on or before the date hereof;

(c)

except as disclosed in the Additional Disclosure Materials, no environmental, reclamation, rehabilitation, restoration or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and the Company Subsidiaries and, to the knowledge of the Company, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d)

neither the Company nor any Company Subsidiary is subject to any proceeding, application, demand, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of the Company, there are no pending or threatened changes in the status, terms or conditions of any environmental Authorizations held by the Company or any Company Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental Authorizations, or any review by, or approval of, any Governmental Entity of such environmental Authorizations that are required in connection with the execution or delivery of this Agreement, the consummation of the Contemplated Transactions or the continuation of the business of the Company or any Company Subsidiary following the Effective Time;

(f)

the Company and the Company Subsidiaries have made available to the Offeror all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information in their possession with respect to environmental matters; and

(g)

the Company and the Company Subsidiaries are not subject to any past or present fact, condition or circumstance related to environmental or mining matters that could reasonably be expected to result in any liability under any Laws, to the Company's knowledge.

23.                     Disclosure Controls and Procedures

               (a)      The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company under Applicable Securities Laws is accumulated and communicated to the management of the Company, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. To the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the chief executive officer and the chief financial officer of the Company to material information required to be disclosed by the Company under Applicable Securities Laws.

               (b)      To the Company's knowledge, there is currently no effect, event, occurrence or state of facts that would, or would reasonably be expected to prevent the chief executive officer and/or the chief financial officer from properly providing the certifications required under Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" under Form 52-109F1 "Certification of Annual Filings" with respect to the Company's annual filings for its fiscal year ended December 31, 2009, without taking into account any of the Contemplated Transactions.

               (c)      Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangements relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the U.S. Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company's or such Company Subsidiary's published financial statements.

24.                     Internal Control Over Financial Reporting

               (a)      The Company maintains internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and the Company Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or the Company Subsidiaries that could have a material effect on its financial statements.

               (b)      To the knowledge of the Company, prior to the date of this Agreement, (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Offeror to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

               (c)      Since January 1, 2007, neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board of Directors.

25.                     Up-the-Ladder Reporting

                          No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary or their respective officers, directors, employees, agents or independent contractors to the Company's chief executive officer, chief financial officer, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors.

26.                     Stock Exchange Listings and Compliance

                          The common shares of the Company are listed on the TSX, the NYSE and each German Exchange, and on no other market or exchange. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE. The Company is not subject to any listing or corporate governance rules and regulations of any German Exchange.

27.                     Canadian Securities Laws

               (a)      As at the date hereof, the Company is a reporting issuer not in default under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

               (b)      As at the date hereof, there are fewer than 50 Shareholders who are resident in Quebec according to the addresses entered in the records of the Company or in the records of dealers acting as nominees.

               (c)      As at the date hereof, the Shareholders resident in Quebec according to the records of the Company and the records of dealers acting as nominees own less than 2% of the Shares.

28.                     United States Securities Laws

               (a)      The Company is not an "investment company" registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

               (b)      The Company is a "foreign private issuer" (as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended).

               (c)      For purposes of Rule 14d-1(b) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), (i) less than 40% of the outstanding Shares are held by U.S. holders as of September 30, 2009 and (ii) to the knowledge of the Company, less than 40% of the outstanding Shares are held by U.S. holders as of the date hereof. For purposes of this provision, the term "U.S. holder" shall mean any person whose address appears on the records of the Company, any voting trustee, any depositary, any share transfer agent or any person acting in a similar capacity on behalf of the Company as being located in the United States.

29.                     Competition Matters

                          Neither the aggregate value of the assets of the Company (and all entities controlled by the Company) located in the United States, nor the aggregate value of all sales made in or into the United States by the Company (and all entities controlled by the Company) in its most recent fiscal year, all as determined in accordance with the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations thereunder, exceed the applicable amounts provided in Rule 802.51(b) under the HSR Act.

30.                     Finder's Fees

                          Other than Canaccord Capital Corporation, Citigroup Global Markets Inc. and CIBC World Markets, Inc., for whose fees and expenses the Company shall be solely liable, no broker, investment banker, financial adviser or other person is entitled to any brokerage fee, finder's fee, financial advisory fee or any other similar fee or commission in connection with the Contemplated Transactions based on arrangements made by or on behalf of the Company. The Data Room Information contains a correct and complete copy of all agreements between the Company or any Affiliate of the Company and each of Canaccord Capital Corporation, Citigroup Global Markets Inc. and CIBC World Markets Inc.

31.                     Full Disclosure

                          All information provided to the Offeror and its advisors in relation to its and their due diligence requests, including information contained in documents uploaded to the Data Room, information in the Data Room Information, the Company's written responses to questions posed by the Offeror or its advisors, information in the Additional Disclosure Materials and information in the Company Public Documents, was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was uploaded to the Data Room or delivered to the Offeror or its advisors in another manner, and no material facts have been omitted from such information which would make such information misleading.